UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




Public Utility Holding Company Act of 1935
File No. 70-8711
Report For Period:  July 1, 1998 to December 31, 1998



In the Matter of:

PUBLIC SERVICE COMPANY OF OKLAHOMA
CENTRAL AND SOUTH WEST CORPORATION





    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Public Service Company of Oklahoma (PSO) a subsidiary of Central and South West Corporation (CSW). Under HCAR 35-26445 dated December 29, 1995, it is required that PSO file semi-annual reports providing the following information with respect to the activities related to its investment in RIKA Management Company, L.L.C., Universal Power Products, L.L.C., Automated Substation Development Company, L.L.C., and RC Training, L.L.C. (collectively referred to as the RIKA Companies): 1) a description of all products and services that were developed, in the process of development or being considered for development by the RIKA Companies during the period,
2) a description of any software or ancillary services provided to PSO by the RIKA Companies during the period, 3) a statement of any dividends or interest paid to PSO, both for the period and cumulatively, as a result of its debt and equity holdings in the RIKA Companies, and 4) a statement regarding the nature and consequences of any event of default under the development agreement occurring during the period, including any resulting change in the voting interests held by PSO in any of the RIKA Companies and any exercise of control by PSO over the management and affairs of any of the RIKA Companies. This report covers the period July 1, 1998 to December 31, 1998.

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1)   Description  of all products and services  that were  developed,  in the process of development or being considered for development by the RIKA Companies during the period

          o The RIKA Companies continue to add relay test macros to their standard Ultra-test software package. They are in the process of developing a "vector program" which allows the user to do quick analysis of the real and reactive power components during relay testing.

          o  The  RIKA  Companies  have  completed  development of a  software
             database   that   can   be   used   to  integrate   the  multiple
             substation/relay maintenance and testing software programs available on the market.


2) Description of any software or ancillary services provided to PSO by the RIKA Companies during the period

          o In 1997, CSW completed the purchase and installation of the Ultra-test relay testing package for each of its four electric operating companies, including PSO. The RIKA Companies provide ongoing maintenance and support of the product.

          o PSO is evaluating at three locations the substation automation system for limited implementation on the PSO distribution system.

          o The RIKA Companies continue to provide a small amount of basic and advanced relay testing training.

3) Statement of any dividends or interest paid to PSO, both for the period and cumulatively, as a result of its debt and equity holdings in the RIKA Companies

          o Because of the delay in the release of the current version of Ultra-test, PSO agreed that the RIKA Companies should conserve its current cash reserves. As a result, PSO's current interest payments were postponed and no interest income was recorded in the second half of 1998. None of the provisions of the agreement were modified nor were any other considerations given as a result of this decision. A cumulative amount of $183,496 has been postponed thus far. PSO's cumulative interest received from the RIKA Companies is $45,874.

          o The RIKA Companies paid no dividends to PSO during the reporting period.


4) Statement regarding the nature and consequences of any event of default under the development agreement occurring during the period, including any resulting change in the voting interest held by PSO in any of the RIKA Companies and any exercise of control by PSO over the management and affairs of any of the RIKA Companies

             No events of default, change in the voting interest or any exercise of control occurred during the reporting period.

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                               S I G N A T U R E




     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Public Service Company of Oklahoma has duly caused this report to be signed on its behalf on this 16th day of February 1999.

                                            Public Service Company
                                            of Oklahoma

                                            /s/  R. Russell Davis
                                            R. Russell Davis
                                            Controller and Chief
                                            Accounting Officer